File No. 70-10240

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________________

FORM U-1
______________________________________

AMENDMENT NO. 2
to
APPLICATION-DECLARATION
under
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
______________________________________

                            Entergy Corporation                                                Entergy Arkansas, Inc.
                            639 Loyola Avenue                                                 425 West Capitol Avenue
                            New Orleans, Louisiana 70113                                Little Rock, Arkansas 72201

                            Entergy Services, Inc.                                              Entergy Gulf States, Inc.
                            639 Loyola Avenue                                                 350 Pine Street
                            New Orleans, Louisiana 70113                                Beaumont, Texas 77701

                            System Fuels, Inc.                                                    Entergy Louisiana, Inc.
                            350 Pine Street 4809                                               Jefferson Highway
                            Beaumont, Texas 77701                                          New Orleans, Louisiana 70121

                            System Energy Resources, Inc.                                Entergy Mississippi, Inc.
                            1340 Echelon Parkway 308                                    East Pearl Street
                            Jackson, Mississippi 39213                                     Jackson, Mississippi 39201

                            Entergy Operations, Inc.                                         Entergy New Orleans, Inc.
                            1340 Echelon Parkway                                          1600 Perdido Building
                            Jackson, Mississippi 39213                                    New Orleans, Louisiana 70112

(Names of companies filing this statement and
addresses of principal executive offices)

______________________________________

Entergy Corporation

(Name of top registered holding company parent
of each applicant or declarant)

______________________________________

Leo P. Denault
Executive Vice President and
Chief Financial Officer
for each applicant or declarant
639 Loyola Avenue
New Orleans, Louisiana 70113

(Name and address of agent for service)

______________________________________
The Commission is also requested to send copies of any
communications in connection with this matter to:

Mark W. Hoffman, Esq.
Entergy Services, Inc.
639 Loyola Avenue
New Orleans, Louisiana 70113

Item 6 of the Application-Declaration is amended and restated in its entirety as follows:

Item 6. Exhibits and Financial Statements.

a.        Exhibits:

              A                Not Applicable.

            **B-1           Money Pool Agreement, dated as of 8/7/03, among ESI, Entergy, EAI, EGSI, ELI,
                                 EMI, ENOI, System Energy, EOI and SFI.

            **B-2           Proposed form of Amended and Restated Money Pool Agreement.

           **B-3(a)        Proposed form of note to evidence borrowings by Participants (other than System
                                 Energy) through the Money Pool.

           **B-3(b)        Proposed form of note to evidence borrowing by System Energy through the
                                  Money Pool.

            *B-4(a)         Loan Agreement, dated as of June 6, 1990, between EOI and Entergy (including form of EOI Note) (Exhibit B-11(c) to Rule 24 Certificate dated June 15, 1990 in
                                 70-7679).

            **B-4(b)-1   Revised proposed form of Amendment No. 6 to Loan Agreement between EOI and
                                 Entergy (including form of New EOI Note).

            *B-5(a)         Loan Agreement, dated as of September 18, 1991, between ESI and Entergy
                                 (including form of ESI Note) (Exhibit B-5(a) in 70-8055).

           **B-5(b)-1    Revised proposed form of Amendment No. 6 to Loan Agreement between ESI and
                                 Entergy (including form of New ESI Note).

            *B-6(a)         Loan Agreement, dated as of March 21, 1994, between SFI and Entergy (including form of SFI Note) (Exhibit B-1 in 70-8331).

            **B-6(b)-1   Revised proposed form of Amendment No. 4 to Loan Agreement between SFI and
                                 Entergy (including form of New SFI Note).

                C              Not applicable.

                D              Not applicable.

                E              Not applicable.

                F              Opinion of Counsel

           **G               Suggested form of notice of proposed transactions for publication in the Federal
                                 Register.

b. Financial Statements:

        *FS-1               Financial statements (and accompanying notes) of Arkansas, Gulf States, Louisiana,
                                 Mississippi, New Orleans, System Energy and Entergy and subsidiaries included in the
                                 Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and the
                                 Quarterly Report on Form 10-Q for the period ended June 30, 2004 (filed in File Nos.
                                 1-10764, 1-2703, 1-8474, 0-320, 0-5807, 1-9067 and 1-11299, respectively, and incorporated herein by reference).

        *FS-2               Financial Statements of EOI for the fiscal year ended December 31, 2003 (included in
                                 EOI Form U-13-60 filed for the year ended December 31, 2003).

        **FS-3             Financial Statements of EOI for the six month period ended June 30, 2004.

        FS-4                 Quarterly Cash Flow and Capital Structure Forecasts of Arkansas, Gulf States, Louisiana,
                                 Mississippi, New Orleans, System Entergy and Energy and subsidiaries for the calendar quarter commencing January 1, 2005 through the calendar quarter ended December 31,
                                 2005 (filed pursuant to Rule 104 of the Act).

        FS-5                 Pro Forma Balance Sheets of Arkansas, Gulf States, Louisiana, Mississippi, New
                                 Orleans, System Energy and Entergy and subsidiaries as of the calendar quarters ended
                                 March 31, 2005, June 30, 2005, September 30, 2005 and December 31, 2005
                                 (filed pursuant to Rule 104 of the Act).

        FS-6                Annual Cash Flow and Capital Structure Forecasts of Arkansas, Gulf States, Louisiana,
                                Mississippi, New Orleans, System Energy and Entergy and subsidiaries for the years ended December 31, 2006 and December 31, 2007 (filed pursuant to Rule 104 of the
                                Act).

        FS-7                Pro Forma Balance Sheets of Arkansas, Gulf States, Louisiana, Mississippi, New Orleans,
                                System Energy and Entergy and subsidiaries as of the years ended December 31, 2006 and December 31, 2007 (filed pursuant to Rule 104 of the Act).

            Except as reflected in the financial statements (including the notes thereto), there have been no material changes, not in the ordinary course of business, with respect to Arkansas, Gulf States, Louisiana, Mississippi, New Orleans, System Energy, Entergy or EOI which have taken place since June 30, 2004.

___________________________
*Incorporated herein by reference as indicated.
**Previously filed.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

                                                                                        ENTERGY CORPORATION
                                                                                        ENERGY SERVICES, INC.
                                                                                        ENTERGY ARKANSAS, INC.
                                                                                        ENTERGY GULF STATES, INC.
                                                                                        ENTERGY LOUISIANA, INC.
                                                                                        ENTERGY MISSISSIPPI, INC.
                                                                                        ENTERGY NEW ORLEANS, INC.
                                                                                        ENTERGY OPERATIONS, INC.
                                                                                        SYSTEM ENERGY RESOURCES, INC.
                                                                                        SYSTEM FUELS, INC.

                                                                                        By:_/s/ Steven C. McNeal_____________
                                                                                                   Steven C. McNeal
                                                                                                   Vice President and Treasurer

Dated: November 23, 2004